RESOLUTION OF THE BOARD OF DIRECTORS

May 2, 2014

RESOLVED, that Section 3 of Article III of the Restated Bylaws of the corporation is hereby amended by changing the maximum number of Directors of the corporation from eight to nine.

FURTHER RESOLVED, that Robert Stetson is hereby elected as a Director.

Consented as to the Bylaws Amendment:

Small Islands Investments Limited

By: David Dobbins

Title: President

Date: May 2, 2014